UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 2, 2012

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosures:  A press release dated February 2, 2012 regarding debt repayments of Astelit LLC and Financell, Turkcell’s wholly-owned subsidiary.

February 2, 2012

ANNOUNCEMENT REGARDING DEBT REPAYMENTS
OF ASTELIT AND FINANCELL

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange
ISTANBUL

Special Subjects:

Astelit LLC (“Astelit”), the 100% subsidiary of Euroasia Telecommunications Holdings BV (“Euroasia”) in which Turkcell holds 55% stake and System Capital Management holds 45% stake, has debt repayments to Euroasia in the amount of USD150 million, and to our 100% subsidiary Financell BV (“Financell”) in the amount of USD173million.

Turkcell Board of Directors had issued waivers to Astelit until 1 February 2012 for the extension of repayments of both loans. However on 1 February 2012 Turkcell Board of Directors did not approve the extension of repayments thru issuance of waivers.

In consequence, Astelit is unable to meet the repayment obligations totaling USD323 million on the due date, which constitutes a breach of the related loan agreements.

Under the circumstances, due to the failure of Astelit's debt repayments to Financell, Financell is unable to meet its repayment obligations to the banks, that were fully guaranteed by Turkcell. This event triggers a breach of the loan agreements of Financell.

However Turkcell Board of Directors intends to evaluate whether or not to provide the extension of guarantee to Financell within the obligations of the loan agreements.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

You can now follow the most up-to-date Turkcell developments on twitter by clicking on the link below.

http://twitter.com/TurkcellNews

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 2, 2012	By:	/s/Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 2, 2012	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head